

December 10, 2013

Via E-mail
Mr. Abadul Parmach
Chief Financial Officer
Adaptive Medias, Inc.
23 Mauchly, Suite 106
Irvine, California 92618

> **Re:** **Adaptive Medias, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 10, 2013**
> **File No. 0-54074**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 0-54074**

Dear Mr. Parmach:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 1 – Organization and Nature of Business, page 7

1. Please tell us how you concluded that Mimvi, Inc. was the accounting acquirer in the acquisition of Adaptive Media. Tell us in detail the consideration that you gave to each of the factors in ASC 805-10-55-12 through 55-14 to support your conclusion.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 9

2.   We note your disclosure on page 20 which states that your "programmatic technology platform sits between "supply" and "demand," scaling and most effectively optimizing the two sides, and we keep a margin." Please expand your revenue recognition policy to address in detail your specific revenue streams. Disclose when and how you recognize revenue for each type of revenue. Refer to your basis in accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director